Exhibit 99.28

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Six Months ended June 30, 2024 and 2023

Dated: August 1, 2024

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

GENERAL INFORMATION

This Management’s Discussion and Analysis (“MD&A”) is management’s interpretation of the results and financial condition of IsoEnergy Ltd. and its subsidiaries (“IsoEnergy” or the “Company”) for the three and six months ended June 30, 2024 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024 and 2023 and the notes thereto (together, the “Interim Financial Statements”) and other corporate filings, including the consolidated annual financial statements for the years ended December 31, 2023 and 2022 and the notes thereto (together the “Annual Financial Statements”) and the Company’s Annual Information Form for the year ended December 31, 2023 (“AIF”), which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. This MD&A contains forward-looking information. Please see “Note Regarding Forward-Looking Information” for a discussion of certain of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

Technical Disclosure

All scientific and technical information in this MD&A has been reviewed and approved by Dr. Darryl Clark, P Geo., IsoEnergy Executive Vice-President, Exploration and Development. Dr. Clark is a qualified person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

All chemical analyses disclosed in this MD&A were independently completed for the Company by SRC Geoanalytical Laboratories in Saskatoon, Saskatchewan.

All references in this MD&A to “Mineral Resource”, “Inferred Mineral Resource”, “Indicated Mineral Resource”, and “Mineral Reserve” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended.

For additional information regarding the Company’s 100% owned Larocque East, Tony M, Radio and Thorburn Lake Projects, including its quality assurance and quality control procedures, please see the technical reports entitled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada” prepared by SLR Consulting (Canada) Ltd. and dated effective July 8, 2022, “Technical Report on the Tony M Mine, Utah, USA, Report for NI 43-101” and dated effective September 9, 2022, prepared by SLR International Corporation, “Technical Report for the Radio Project, Northern Saskatchewan” prepared by Tim Maunula, P. Geo. and dated effective August 19, 2016 and “Technical Report for the Thorburn Lake Project, Northern Saskatchewan” prepared by Tim Maunula, P. Geo. and dated effective September 26, 2016, on the Company’s profile at www.sedarplus.ca.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. IsoEnergy is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

As with other companies involved with mineral exploration and development, the Company is subject to cost inflation on exploration drilling and development activities and the Company may experience difficulty and / or delays in securing goods (including spare parts) and services from time-to-time.

The underlying value of the Company’s exploration and development assets is dependent upon the existence and economic recovery of Mineral Reserves and is subject to, among others, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and development assets.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

In particular, the Company does not generate revenue. As a result, IsoEnergy continues to be dependent on third party financing to continue exploration and development activities on the Company’s properties. Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors some of which are described in the section entitled “Risk Factors” included below.

ABOUT ISOENERGY

IsoEnergy was incorporated on February 2, 2016 under the Business Corporations Act (British Columbia) to acquire certain exploration assets of NexGen Energy Ltd. (“NexGen”). On October 19, 2016, IsoEnergy was listed on the TSX Venture Exchange (“TSXV”). On June 20, 2024, the Company completed its continuance from the province of British Columbia to the province of Ontario under the same name. The Company’s common shares were delisted from the TSXV and began trading on the Toronto Stock Exchange (the “TSX”) on July 8, 2024. As of the date hereof, NexGen holds 32.8% of the outstanding IsoEnergy common shares.

The principal business activity of IsoEnergy is the acquisition, exploration and development of uranium mineral properties in Canada, the United Sates, and Australia.

On December 5, 2023, the Company and Consolidated Uranium Inc. (“Consolidated Uranium”) completed a share-for-share merger pursuant to an arrangement agreement entered into on September 27, 2023 (the “Merger”). The Merger created a leading, globally diversified uranium company by combining the Company’s Hurricane uranium deposit and extensive exploration portfolio in the Athabasca Basin, Saskatchewan with Consolidated Uranium’s substantial historical mineral resource base; high-quality, past-producing uranium mines in Utah; and a strategic portfolio of highly prospective uranium exploration properties in Canada, the United States, Australia and Argentina. The Company’s projects are at varying stages of exploration and development, providing near, medium, and long-term leverage to rising uranium prices.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

The Company is currently advancing it’s Larocque East Project in the Athabasca Basin, Saskatchewan, Canada, which is home to the Hurricane deposit, which has the world's highest grade Indicated uranium Mineral Resource – 48.6 million pounds of U3O8 at an average grade of 34.5% contained in 63,800 tonnes. The Company also holds a portfolio of permitted, past-producing conventional uranium mines in Utah with toll milling agreements in place with Energy Fuels Inc. These mines are currently on stand-by, ready for a potential restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

IsoEnergy’s uranium mineral properties are reflected below.

1.	The Rim Mine remains a pre-resource asset

2.	“With Resource” includes assets with current and historical mineral resource estimates; a Qualified Person has not done sufficient work to classify the historical estimates as current mineral resources or mineral reserves and IsoEnergy is not treating the historical estimates as current mineral resources or mineral reserves.

As an exploration stage company, IsoEnergy does not have revenues and is expected to generate operating losses. As at June 30, 2024, the Company had cash of $49,120,873, an accumulated deficit of $71,199,426 and working capital of $63,950,892.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

YEAR-TO-DATE 2024 HIGHLIGHTS

•	$23 Million Flow Through Financing

On February 9, 2024, the Company closed a brokered “bought deal” private placement (the “February 2024 Private Placement”) of 3,680,000 “flow through” common shares at a price of $6.25 per share for gross proceeds of $23 million. The underwriters of the private placement were paid a cash commission of 6.0% of the gross proceeds of the financing. The proceeds from the flow-through financing are required to be spent on eligible “Canadian exploration expenses” that will qualify as “flow-through critical mineral mining expenditures” (in each case as defined in the Income Tax Act (Canada)) by December 31, 2025 and the Company is required to renounce the full amount of the gross proceeds of the financing to the subscribers of the flow-through shares no later than December 31, 2024.

•	U.S. Mine Underground Reopening and Advancement of the Tony M Mine

On February 29, 2024, the Company announced its strategic decision to reopen access to the underground at the Tony M Mine in Utah in 2024, with the goal of restarting uranium production operations in 2025, should market conditions continue as expected. The 2024 exploration program in Utah has commenced.

•	Exploration update in the Athabasca Basin

A total of 7,227 metres of drilling in 13 diamond drill holes on the Larocque East and Hawk projects confirmed Ambient Noise Tomography (“ANT”) low velocity anomalies and identified new targets planned for testing during the 2024 summer exploration program, which commenced in June 2024.

•	Ben Lomond contingent payment

On April 29, 2024, the Company issued 125,274 common shares valued at $524,998 and made a cash payment of $525,002 to Mega Uranium Inc. in connection with the acquisition of the Ben Lomond project in 2022, for which the Company had an obligation to make a payment of $1,050,000 to Mega Uranium Inc. when the monthly average uranium spot price of uranium exceeded US$100 per pound.

•	Collaboration Agreement with Ya'thi Néné Lands and Resources

During April 2024, the Company entered into a Collaboration Agreement with the Ya'thi Néné Lands and Resources Office, working on behalf of The Athabasca Denesuliné First Nations of Hatchet Lake First Nation, Black Lake First Nation and Fond du Lac First Nation and Athabasca municipalities of Stony Rapids, Wollaston Lake, Uranium City, and Camsell Portage. The agreement establishes a structured framework of engagement, enabling the consistent exchange of information, while facilitating collaboration in pivotal areas such as permitting processes, environmental safeguarding, and monitoring protocols to ensure the Athabasca communities are involved in, and aligned with, the work undertaken near their communities. It also underscores the equitable distribution of benefits to support community development initiatives, enhancing the overall socio-economic landscape.

•	Investment in Premier American Uranium Inc. (“Premier American Uranium”)

On May 7, 2024, the Company subscribed for 335,417 subscription receipts of Premier American Uranium (the “PUR Subscription Receipts”) at a price of $2.45 per PUR Subscription Receipt for total consideration of $821,771. Each PUR Subscription Receipt entitles the Company to receive one unit of Premier American Uranium, comprising one common share and one-half of one common share purchase warrant of Premier American Uranium upon the satisfaction of certain escrow release conditions, including completion of the acquisition by Premier American Uranium of American Future Fuel Corporation as announced on March 20, 2024. On June 27, 2024, the escrow release conditions were satisfied and the Company’s PUR Subscription Receipts were converted into units of Premier American Uranium, which resulted in the Company having a 9.1% ownership in Premier American Uranium’s voting shares.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

•	Acquisition of the Bulyea River property

Pursuant to an agreement dated May 29, 2024, IsoEnergy acquired all of the outstanding shares of 2596190 Alberta Ltd., a wholly-owned subsidiary of Critical Path Minerals Corp (the “Vendor”) which holds a 100% interest in the ~13,000 hectare Bulyea River located on the northern edge of the Athabasca Basin (Figure 1). The Bulyea River project is host to very high uranium in lake sediment within a strong airborne radiometric anomaly and represents a shallow basement-hosted target. Total consideration comprised of $150,000 in cash upon closing and anniversary payments of $200,000, $300,000, and $350,000 due on or before the 1st, 2nd, and 3rd anniversaries of closing. The anniversary payments are payable in cash or common shares at the election of the Company. Total consideration also includes a 2% net smelter returns royalty (“NSR”) on future production from the Bulyea River project and $1.0 million payable in cash or common shares at the election of the Company 30 days after a published technical report confirming a mineral resource estimate at the Bulyea River project. The agreement includes a provision for the return of the Bulyea River project to the Vendor in the event that the Company does not make the anniversary payments as described above.

•	TSX graduation

The Company announced on July 4, 2024, that it received final listing approval from the TSX to graduate from the TSXV. The common shares of the Company began trading on the TSX on July 8, 2024, under the symbol “ISO”. In conjunction with the graduation to the TSX, the Company’s common shares were voluntarily delisted from and no longer trade on the TSXV.

•	Sale of the Argentina portfolio

On July 19, 2024, the Company completed the sale of all the outstanding shares of 2847312 Ontario Inc., a wholly-owned subsidiary of the Company, which holds all of the Company’s assets in Argentina, to Jaguar Uranium Corp. (“Jaguar Uranium”). Jaguar Uranium is an arm’s length privately held company focused on the uranium sector with strong experience in Latin America and intends to pursue a listing on a recognized stock exchange in North America in the coming months. The main assets in Argentina include the Laguna Salada project and the Huemul project. Upon closing of the sale, the Company received US$10 million in Class A common shares of Jaguar Uranium being 2,000,000 shares at a deemed price of US$5 per share, a 2% NSR royalty payable on all production from the Laguna Salada project, and a 1% NSR royalty payable on all production from a portion of the Huemul project. Jaguar Uranium retains a buy-back option on 1% of the NSR royalty payable on all production from the Laguna Salada project for a period of 7 years at a price of US$2.5 million. The Company retains a buy-back option on an existing royalty payable agreement on the remaining portion of the Huemul project. The Company is also entitled to receive additional Class A common shares in the event that Jaguar Uranium’s expected listing is not completed within 12 months following closing or if the listing occurs at a price of less than US$5 per share.

The Company had committed to a plan to make this sale to Jaguar Uranium as of June 30, 2024. As such, all of the assets and liabilities relating to the Argentina reporting segment were classified as held for sale and the net losses relating to the Argentina reporting segment as a discontinued operation in the Interim Financial Statements.

•	Payment of the deferred payment obligation

On July 9, 2024, the Company paid $1,031,025 to Energy Fuels Inc. in full settlement of the deferred payment obligation that was assumed as part of the Merger.

•	Stock options and warrants

In the six months ended June 30, 2024, the Company issued 883,243 common shares on the exercise of stock options for proceeds of $2,441,684 and 1,099,232 common shares on the exercise of warrants for proceeds of $3,627,474. The Company also granted 35,000 stock options with an exercise price of $3.68 during the six months ended June 30, 2024.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

DISCUSSION OF OPERATIONS

Six months ended June 30, 2024

During the six months ended June 30, 2024, the Company incurred $10,420,586 of exploration spending primarily on its exploration properties in the Athabasca Basin and in Utah, as set out below. See “Outlook” below for future exploration plans.

	Canada	United States	Australia	Argentina (1)	Total
Drilling	$3,337,550	$-	$-	$-	$3,337,550
Camp costs	1,095,315	59,201	18,906	13,381	1,186,803
Geological & geophysical	1,737,745	251,854	-	-	1,989,599
Labour & wages	522,429	476,892	108,314	257,805	1,365,440
Claim holding costs	-	492,220	22,846	15,656	530,722
Engineering	33,121	318,479	-	41,061	392,661
Geochemistry & Assays	136,226	1,637	-	-	137,863
Environmental	17,253	7,440	18,743	2,565	46,001
Extension of time (refunds)	(46,184)	-	-	-	(46,184)
Travel and other	598,142	203,463	31,512	34,060	867,177
Health and safety	85,386	-	-	-	85,386
Cash expenditures	7,516,983	1,811,186	200,321	364,528	9,893,018
Share-based compensation	406,591	99,690	-	14,396	520,677
Foreign exchange movements	-	3,821	759	2,311	6,891
Total expenditures	$7,923,574	$1,914,697	$201,080	$381,235	$10,420,586

(1)	All capitalized exploration spending in Argentina was classified as a held for sale asset as of June 30, 2024.

Canada

Expenditure on the Company’s properties in the Athabasca Basin and Quebec was as follows during the six months ended June 30, 2024:

	Larocque East	Hawk	East Rim	Other	Total
Drilling	$2,042,692	$1,294,858	$-	$-	$3,337,550
Camp costs	633,744	442,714	-	18,857	1,095,315
Geological & geophysical	949,878	127,463	369,828	290,576	1,737,745
Labour & wages	246,454	151,743	23,363	100,869	522,429
Engineering	33,121	-	-	-	33,121
Geochemistry & Assays	86,699	49,124	403	-	136,226
Environmental	16,504	-	-	749	17,253
Extension of time (refunds)	-	-	-	(46,184)	(46,184)
Travel and other	335,209	174,830	25,213	62,890	598,142
Health and safety	47,769	22,146	2,909	12,562	85,386
Cash expenditures	4,392,070	2,262,878	421,716	440,319	7,516,983
Share-based compensation	191,808	118,097	18,183	78,503	406,591
Total expenditures	$4,583,878	$2,380,975	$439,899	$518,822	$7,923,574

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

Figure 1 – Athabasca Basin Property Location Map

Larocque East Project

Winter 2024 – Diamond Drilling and Electromagnetic Ground Surveying

Early in the winter program, a single line of stepwise moving loop time domain ground EM was completed at Larocque East (Figure 1) to aid in drill targeting in Target Area A (Figure 2 & Figure 3). Two conductors that correspond to the historic conductor trends were confirmed and a third conductor within the ANT Area A anomaly was identified north of the other two conductors. Subsequent drilling demonstrated the source of this third, northern response to be graphitic-pyritic pelitic gneiss and faults typical of those that underlie the Hurricane deposit and thus expanded the drill proven width of the prospective Hurricane corridor to 300 metres. The electromagnetic (“EM”) survey also established a new conductive response that corresponds to an ANT low velocity zone approximately 450 metres south of the main Hurricane trend.

3,364m of drilling at Area A targeted a velocity low highlighted by an ANT survey completed in summer 2023 (Figure 2). In summary, the exploration drilling successfully intersected alteration and significant late brittle structures both in the sandstone and the basement (Figure 3). Graphitic brittle faults, structurally disrupted and desilicified sandstone, unconformity topography changes, and clay and hydrothermal hematite alteration intersected in the winter drill holes are all features observed at the Hurricane deposit. This new extension to the prospective corridor that hosts the Hurricane deposit has been drill-defined over an 800 metre strike length and is open to the east. The winter 2024 results have upgraded Target Area A at Larocque East and further drilling is currently being undertaken in this area.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

Figure 2 – Location of Larocque East project winter 2024 drilling at Target Area A, an ANT low velocity anomaly (red oval outline) within the Hurricane conductor corridor between 1,300 and 2,100 metres east-northeast of the Hurricane unconformity uranium deposit. Location of the cross section shown in Figure 5 is indicated by the yellow line.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

Figure 3 – Larocque East Target Area A geological cross section looking east (left). The section is drawn through the eastern end of Area A and the location of the section is shown on Figure 4. Features shown including graphitic pelite basement rocks, subvertical faults, relief on the unconformity surface, and bleaching, clay alteration and desilicification are also comparable and present at the Hurricane deposit (right) 2,100m on strike to the west-southwest. The Hurricane deposit cross section illustrating key characteristics of the alteration and basement structure and lithology associated with uranium mineralization (right).

The first hole of the winter campaign, LE24-157 intersected a brittle fault 157 metres below the unconformity along the northwest contact of a strongly graphitic and pyritic pelite interval (Figure 3), typical of the Hurricane deposit 1,500 metres to the west-southwest. Basal sandstone clay results for this hole indicate a mix of illite, kaolinite and chlorite. Drill Hole LE24-158 followed-up LE24-157 on section to test the unconformity projection of the brittle graphitic fault. Strong bleaching, desilicification and fault-controlled clay were intersected below 248 metres. Spectral analysis of fault zone mineralogy indicates strong illite and chlorite. Drilling identified an unconformity offset of 18 metres over a lateral distance of 58 metres between holes LE24-157 and LE24-158.

LE24-162 was drilled to test the unconformity offset between drill hole LE24-157 and LE24-158. LE24-162 was abandoned at 167 metres in a strongly desilicified zone and restarted as LE24-162A. LE24-162A intersected a broad zone of bleaching below 213 metres and moderate structural controlled desilicification from 248 to unconformity at 267.2 metres. Drill hole LE24-162A has confirmed the unconformity elevation change with 17 metres unconformity offset over 20 metres between LE24-157 and LE24-162A on section.

Drill hole LE24-159 and LE24-160 tested the ANT anomaly on a section 200 metres west of LE24-157 (Figure 2). Both holes intersected a significant graphitic-pyritic pelite interval like the holes on the section to the east. LE24-159 intersected a fault zone and moderate desilicification from 167 to 173 metres in the sandstone. LE24-160 tested 74 metres to the north of LE24-159 and intersected a strong brittle fault zone hosted in graphitic-pyritic pelites from 349.5 to 379.9 metres downhole that is the downdip extension of the sandstone-hosted fault in LE24-159. LE24-161 was planned as a further 200 metre further step-out along strike to the west-southwest (Figure 2). Drilling intersected strong bleaching and moderate clay alteration from 227 to 290 metres followed by secondary hematite above the unconformity. Moderate clay and chlorite alteration was intersected immediately below the unconformity. Brittle graphitic faults were intersected between 347 and 353 metres, and at 399 metres, 406 metres, and 439.7 metres downhole.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

LE24-163, the last drill hole of the winter program, was drilled 200 metres west of LE24-161 (Figure 4) and it successfully intersected the basement hosted graphitic and pyritic brittle fault at 387.5 metres and 509.7 metres.

Additional ANT surveys and diamond drilling are planned at Larocque East during the 2024 summer program (Figure 4). The ANT surveys are expected to cover the eastern extension of the highly prospective Hurricane conductor corridor and data acquisition is expected to begin in Area D immediately east of the winter drilling where prospective clay mineralogy and structure are recorded in historic diamond drill holes.

Drilling is currently underway on 27 diamond drill holes for 8,775 metres planned for the 2024 summer to follow-up encouraging winter results in Area A, and also plans to target areas B, C and D. Drilling plans for Area D are expected to evolve as velocity models are interpreted from newly acquired ANT data. An eastward extension of the ANT survey is in progress intended to refine exploration target areas along the Larocque East conductor trend.

Figure 4 – Larocque East planned 2024 summer exploration includes additional ANT surveys along the eastern extension of the highly prospective Hurricane conductor corridor and diamond drilling in four target areas (labelled “A” through “D”)

Hawk Project

Winter 2024 – Diamond Drilling and Electromagnetic Ground Surveying

Drilling at Hawk (Figure 1) totalled 3,863 metres and tested targets derived from the 2023 ANT and ground EM surveys along the structural corridor identified at Hawk in 2023. The winter drill program consisted of four drill holes collared from surface and one hole wedged off a parent hole. An additional 24.0 line-kilometres of fixed loop SQUID ground EM surveying were completed to extend detailed EM coverage along the Hawk structural corridor (Figure 5). Profiles were collected on four lines spaced 400 metres apart. The survey was completed in late March 2024. Results are currently being interpreted and will be factored into future drill hole planning.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

Figure 5 – Hawk plan showing conductors interpreted from 2023 ground EM surveys, drill hole locations, and drill-intersected faults. Also shown is the area of the winter 2024 fixed loop SQUID ground EM survey.

Holes HK24-09, HK24-10, HK24-11, and HK24-11c1 were drilled on section to test for mineralization, structure, and alteration coincident with overlapping strong EM conductivity anomalies and a significant low-density zone identified by the 2023 ANT survey. All four holes successfully intersected structure, alteration, and broad zones of elevated radioactivity typical of unconformity-related uranium deposits (Figure 6). HK24-09 intersected a zone of intense brecciation, faulting, and silica removal from 345 to 365 metres. HK24-10 intersected repeating zones of clay- and silica-altered faults in the sandstone from 450 to 570 metres. HK24-11 intersected metre-scale zones of structurally controlled white clay replacement in the sandstone from 678 metres to the unconformity at 709.3 metres. The upper basement of HK24-11 is strongly clay-altered and is underlain by a mixed package of metasedimentary rocks. Anomalous radioactivity averaging 695 counts per second was detected via Mt. Sopris 2PGA downhole gamma probe over 2.3 metres in a clay-altered zone directly underlying the unconformity in HK24-11. Wedge hole HK24-11c1 intersected a similar sequence of intense clay alteration in the lower sandstone and upper basement, underlain by altered pelitic gneisses.

HK24-12 was a step-out 400 metres southwest along strike of the HK24-12 unconformity intercept and targeted a strong EM conductor between HK23-08 and HK24-11. HK24-12 intersected broad zones of brittle structure, clay alteration, and moderate bleaching in the sandstone from 390 metres to the unconformity at 692.1 metres. Strong clay alteration within a fault gouge directly at the unconformity averages 1,200 counts per second via Mt. Sopris 2PGA gamma probe. Several units of faulted graphitic gneiss were intersected between 741 and 822 metres downhole.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

Figure 6 – Hawk L4000E cross section illustrating the multiple brittle fault –fracture zones and associated bleaching, desilicification, clay alteration and hydrothermal hematite intersected by diamond drill holes HK24-9, 10, 11 and 11c1 over a 600m cross-strike width within the Hawk conductor corridor. Multiple graphitic faults intersected by drill hole HK24-12, drilled approximately 400 m on strike to the west-southwest (Figure 2) are interpreted to correlate with the graphitic fault intersected on this section by hole HK24-11.

The 2024 winter drill program at Hawk successfully intersected and extended the structural corridor identified in the 2023 Hawk drill programs, with highly prospective structure and alteration identified along a corridor exceeding two kilometres in length. Follow-up drilling along this corridor is planned in the future.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

East Rim Project

Winter 2024 – Electromagnetic Ground Surveying

A total of 81.2 line-kilometres of step loop transient EM surveying, was done along three profiles on the early-stage East Rim project (Figure 1). The project is situated 45 kilometres east-southeast of the McArthur River mine in the southeastern portion of the Athabasca Basin. Target depths are relatively shallow as sandstone thickness ranges between 0 and 260 metres. The three EM profiles were surveyed in an area of interest where strong conductivity mapped by a 2023 VTEM survey, density lows mapped by 2022 Falcon gravity surveys, and brittle structure and clay alteration logged in historic diamond drill holes all occur within an underexplored magnetic low corridor (Figure 7).

The survey was finished in early April and the 2024 summer exploration program is focused on testing the targets identified during the 2024 winter exploration program. A total of 3 diamond drill holes for 1,050 metres is planned for 2024 summer using helicopter-supported drilling. ANT surveys are also being considered to map favourable structural corridors on the property.

Figure 7 – East Rim project map showing the area of interest in which three step loop transient ground EM surveys lines were completed during the winter 2024. The surveys were designed to profile an area in enhanced conductivity was recorded in 2023 VTEM surveys and historic ground EM surveys, structural disruption and clay alteration are recorded in historic drill hole logs, and density lows were recorded by a 2022 Falcon gravity survey, all within an east-northeast trending favourable magnetic low corridor. Summer 2024 diamond drill holes are expected to be planned once the EM survey interpretation is received.

Other projects

The majority of geological and geophysical costs incurred for other projects relate to helicopter and drone radiometric and magnetic surveys conducted for the Evergreen project.

SOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

United States

Expenditure on the Company’s properties in the United States was as follows during the six months ended June 30, 2024:

	Tony M	Other	Total
Labour & wages	$444,106	$32,786	$476,892
Claim holding costs	444,948	47,272	492,220
Engineering	318,479	-	318,479
Geological & geophysical	251,854	-	251,854
Travel and other	169,520	33,943	203,463
Camp costs	12,492	46,709	59,201
Environmental	7,440	-	7,440
Geochemistry & Assays	1,637	-	1,637
Cash expenditures	1,650,476	160,710	1,811,186
Share-based compensation	99,690	-	99,690
Foreign exchange movements	3,821	-	3,821
Total expenditures	$1,753,987	$160,710	$1,914,697

Tony M Mine

Reopening Access to the Underground Mine Workings

Over the last several months the Company has been preparing to reopen the underground workings at the Tony M Mine. Work included the preparation of regulatory documents, including updated health and safety plans, ground support plans, ventilation plans and mine rescue plans, along with other relevant materials. The Company has been working with contractors and consultants laying out plans for the reopening and rehabilitation. The Company has been securing and installing new equipment on site.

To oversee the work, the Company has been increasing its Utah workforce, including the hiring of a Director of US Engineering and Operations. The Company has appointed Josh Clelland to this position to manage the reopening of the Tony M Mine and to advance the Company’s other US-based uranium projects. Josh is a Professional Mining Engineer with over 20 years of experience in the mining industry, including significant experience operating in both underground and open pit environments. He joins IsoEnergy from a major global gold producer where in his most recent role, he was a Superintendent of Mine Operations. Josh’s additional experience includes a Corporate Development role at a major producer, technical advisory at a major international mining consulting firm, and research at a Canadian brokerage firm, during which time Josh earned his Chartered Financial Analyst designation.

The Company intends to start the reopening to the Tony M underground in H2 2024 and expectations are that it will take a minimum of eight weeks. The planned work program also includes underground and surface geological mapping of the sandstone-hosted uranium and vanadium mineralization to allow for more precise extraction plans for inclusion in an updated technical/economic study.

Seismic Surveys

The 2024 exploration program has commenced in Utah, focusing on the Tony M Mine, the Rim Mine, the Daneros Mine and the Sage Plain project. The exploration program is focused on trialing new exploration methods for discovering and defining uranium and vanadium ore deposits. The tabular sandstone hosted deposits on the Colorado Plateau have traditionally been explored using extensive surface drilling which comes at a high cost. IsoEnergy’s program is intended to investigate quicker and cheaper ways to identify drilling targets and reduce the overall need for extensive surface drilling.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

The work in 2024 to date has been focused on detailed seismic surveys aimed to identify the sandstone channels hosting the uranium and vanadium deposits. Geophysical contractors have mobilized to the sites to commence the initial 8 line-kilometers of orientation seismic surveys over the known uranium mineralization areas at IsoEnergy’s Utah properties. New seismic survey technology is being used to make these surveys easier and more efficient, even over rough terrain. Having the ability to identify the framework of sandstone channels critical to mineralization cost effectively is expected to greatly advance future exploration work.

The work program also focused on developing the sedimentary architecture at each of IsoEnergy’s Utah properties. Identifying and understanding the local constraints on the uranium and vanadium mineralization within the existing mines will be crucial to efficient underground mining and derisk the first phases of active mining. These geological studies will work in concert with the seismic surveys to reveal the framework controlling the uranium and vanadium deposit.

Claim Staking and Claim Maintenance

The Company staked additional ground to the northwest of Tony M during the six months ended June 30, 2024 at a cost of $488,569 and incurred $705,579 in expenditure on annual state and other short-term lease payments related to the Company’s properties in Utah.

Six months ended June 30, 2023

During the six months ended June 30, 2023, the Company incurred $5,888,131 of exploration spending primarily on Hawk, Larocque East and Geiger, as set out below.

	Hawk	Larocque East	Geiger	East Rim	Other	Total
Drilling	$1,268,129	$1,065,321	$-	$-	$-	$2,333,450
Camp costs	526,677	357,570	85,877	-	-	970,124
Geological & geophysical	190,363	413,582	238,675	235,857	143,226	1,221,703
Labour & wages	137,965	170,337	27,361	10,499	80,484	426,646
Geochemistry & Assays	48,475	22,268	116	-	-	70,859
Extension of time payments	-	-	-	22,029	114,928	136,957
Travel and other	70,818	67,124	4,986	670	8,017	151,615
Cash expenditures	2,242,427	2,096,202	357,015	269,055	346,655	5,311,354
Share-based compensation	174,585	229,148	42,045	18,648	112,351	576,777
Total expenditures	$2,417,012	$2,325,350	$399,060	$287,703	$459,006	$5,888,131

OUTLOOK

The Company intends to actively explore all of its exploration projects as and when resources permit. The nature and extent of further exploration on any of the Company’s properties, however, will depend on the results of completed and ongoing exploration activities, an assessment of its recently acquired properties and the Company’s financial resources.

In 2024, the Company intends to focus its exploration expenditures on the Larocque East, Evergreen & Spruce, East Rim, Tony M Mine, Matoush, Bulyea River and Cable Projects. The work program for the remainder of the year is expected to include drilling at Larocque East and East Rim in the summer of 2024 as well as geophysical and general exploration programs, including further ANT surveys.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

The Company plans to reopen the main decline into the Tony M Mine and gain underground access in H2 2024. This critical step is expected to facilitate the assessment of the mine’s underground conditions, enable direct analysis of the uranium mineralization in place, and allow for the collection of necessary data required to prepare an efficient mine plan. The work program also includes underground and surface geological mapping of the sandstone-hosted uranium and vanadium mineralization to allow for more precise extraction plans for inclusion in an updated economic study. The Company also intends to complete a study, which will provide further details on a potential restart date and a mine plan that will provide production plans and rates, expected operational costs and capital requirements.

SELECTED FINANCIAL INFORMATION

Management is responsible for the Interim Financial Statements referred to in this MD&A. The Audit Committee of the Board has been delegated the responsibility to review the Interim Financial Statements and MD&A and make recommendations to the Board. It is the Board which has final approval of the Interim Financial Statements and MD&A.

The Interim Financial Statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) and the International Financial Reporting Interpretations Committee (“IFRIC”). The Company’s presentation currency and the functional currency of its Canadian operations is Canadian dollars; the functional currency of its Australian operations is the Australian dollar; and the functional currency of its United States operations and the Argentinian discontinued operations is the US dollar.

The Company’s Interim Financial Statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

Financial Position

The following financial data is derived from the Interim Financial Statements and Annual Financial Statements and should be read in conjunction with IsoEnergy’s Interim Financial Statements and Annual Financial Statements. As an exploration stage company, IsoEnergy does not have revenues.

	June 30, 2024	December 31, 2023 Restated	January 1, 2023 Restated
Exploration and evaluation assets	$282,845,624	$274,756,338	$71,165,630
Total assets (1)	377,250,947	347,198,222	97,115,302
Total current liabilities (1)	49,002,035	41,065,120	30,027,703
Total non-current liabilities	3,256,926	3,112,545	866,909
Working capital (2)	63,950,892	51,644,330	25,347,788
Cash dividends declared per share	Nil	Nil	Nil

(1)	Total assets includes assets held for sale of $8,253,878 and total current liabilities includes liabilities associated with assets held for sale of $72,132, all relating to the Argentina reporting segment.

(2)	Working capital is defined as current assets less current liabilities, excluding flow-though share premium liabilities, debenture liabilities and net assets held for sale.

In the six months ended June 30, 2024 the Company capitalized $10,420,586 of exploration and evaluation costs, as further described in “Discussion of Operations” above. Exploration and evaluation assets of $8,147,503 relating to the Argentina reporting segment have been reclassified to assets held for sale, as further described in “Year-to-date 2024 Highlights” above. Total assets also increased due to the net proceeds from the February 2024 Private Placement of $21,757,216 and an increase in the fair value of marketable securities of $448,361, primarily from the acquisition of additional equity holdings of $821,771, during the six months ended June 30, 2024.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

Current liabilities on June 30, 2024, include a flow through share premium liability of $2,659,011 related to the February 2024 Private Placement. Accounts payable and accrued liabilities increased by $1,225,188 during the six months ended June 30, 2024 as a result of increased activities related to preparing the underground workings at the Tony M Mine, and completing the winter exploration program and starting the summer exploration program in the Athabasca basin during the year-to-date. This increase is slightly offset by a reclassification of $72,132 of liabilities as held for sale relating to the Argentina reporting segment. The fair value of the Company’s US$6 million principal of convertible debentures (the “2020 Debentures”) and the 2022 Debentures (collectively with the 2020 Debentures, the “Debentures”) increased by $4,731,957 during the six months ended June 30, 2024 as discussed in “Results of Operations” below.

Working capital increased during the year mainly due to the $23.0 million February 2024 Private Placement and an increase in the fair value of marketable securities during the period, partly offset by the increase in accounts payable discussed above.

Results of Operations

The following financial data is derived from the Interim Financial Statements and should be read in conjunction with the Interim Financial Statements.

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
General and administrative costs
Share-based compensation	$1,054,796	$1,071,646	$2,231,325	$2,225,453
Administrative salaries, contractor and directors’ fees	802,078	308,630	1,873,115	609,616
Investor relations	244,021	91,699	450,660	215,753
Office and administrative	184,524	64,385	405,985	99,424
Professional fees	701,840	226,890	1,360,712	338,763
Travel	117,686	27,976	263,750	79,933
Public company costs	94,788	72,424	260,954	190,588
Total general and administrative costs	(3,199,733)	(1,863,650)	(6,846,501)	(3,759,530)
Interest income	563,560	116,392	1,050,077	275,928
Interest expense	(20,413)	(20)	(40,303)	(20)
Interest on convertible debentures	(311,288)	(305,533)	(618,095)	(613,250)
Fair value (loss) gain on convertible debentures	(2,856,776)	5,192,441	(4,755,860)	1,561,228
Foreign exchange (loss) gain	(38,579)	(52,822)	12,534	(53,732)
Other income	27,322	-	46,702	-
(Loss) income from operations	(5,835,907)	3,086,808	(11,151,446)	(2,589,376)
Deferred income tax (expense) recovery	(168,253)	481,579	488,674	1,258,052
(Loss) income from continuing operations	(6,004,160)	3,568,387	$(10,662,772)	(1,331,324)
Loss from discontinued operations (1)	(55,133)	-	(126,499)	-
(Loss) income for period	$(6,059,293)	$3,568,387	$(10,789,271)	$(1,331,324)
Income (loss) per share - basic	$(0.03)	$0.03	$(0.06)	$(0.01)
Income (loss) per share - diluted	$(0.03)	$(0.01)	$(0.06)	$(0.02)
Loss per share relating to discontinued operations – basic and diluted (1)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

(1)	Losses from discontinued operations all relates to the Argentina reporting segment, as further described above in “Year-to-date 2024 Highlights”.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

Three months ended June 30, 2024

During the three months ended June 30, 2024, the Company recorded a net loss of $6,059,293, compared to net income of $3,568,387 in the three months ended June 30, 2023. Included in the net loss for the three months ended June 30, 2024, is a $55,133 loss from discontinued operations relating to the Argentina reporting segment. The main driver of the difference between the two periods is a $8,049,217 increase in the fair value on the Debentures. Other factors causing the difference between the two periods includes a $493,448 increase in administrative salaries, contractor and director fees and a $474,950 increase in professional and consultant fees, partially offset by an increase of $447,168 in interest income during the three months ended June 30, 2024, as further described below.

General and administrative costs

Share-based compensation was $1,054,796 in the three months ended June 30, 2024, compared to $1,071,646 in the three months ended June 30, 2023. The share-based compensation expense is a non-cash charge based on the Black-Scholes value of stock options, calculated using the graded vesting method. Stock options granted to directors, consultants and employees vest over two years, with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including the Black-Scholes value of the options granted, the number of options granted in recent periods and whether options have fully vested or have been cancelled in a period.

Administrative salaries, contractor and directors’ fees were $802,078 for the three months ended June 30, 2024, increased from $308,630 during the prior period due to the inclusion of salaries and contractor fees for the expanded management team subsequent to the Merger.

Investor relations expenses were $244,021 for the three months ended June 30, 2024, compared to $91,699 in the three months ended June 30, 2023 and relate primarily to costs incurred in communicating with existing and potential shareholders, conferences and marketing. The costs were higher in the three months ended June 30, 2024 due to increased marketing expenses subsequent to the completion of the Merger.

Professional and consultant fees were $701,840 for the three months ended June 30, 2024, compared to $226,890 for the three months ended June 30, 2023. Professional fees normally consist of legal fees related to the Company’s business activities, as well as audit, accounting and tax fees related to regulatory filings. Professional fees were higher in the three months ended June 30, 2024 mainly due to increased legal fees and business development activities subsequent to the Merger.

Office and administrative expenses were $184,524 for the three months ended June 30, 2024 compared to $64,385 in the three months ended June 30, 2023, and normally consist of office operating costs and other general administrative costs. The increase in the three months ended June 30, 2024 is mainly a result of additional expenses from multiple offices subsequent to the Merger.

Travel expenses were $117,686 for the three months ended June 30, 2024, compared to $27,976 in the three months ended June 30, 2023. Travel expenses relate to general corporate activities and amounts vary depending on projects and activities being undertaken.

Public company costs were $94,788 for the three months ended June 30, 2024, compared to $72,424 for the three months ended June 30, 2023, and consisted primarily of costs associated with the Company’s continuous disclosure obligations, listing fees, directors and officers insurance, transfer agent costs, press releases and other shareholder communications. The increase in the three months ended June 30, 2024 is mainly a result of higher shareholder meeting costs.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

Other items

The Company recorded interest income of $563,560 in the three months ended June 30, 2024, compared to $116,392 in the three months ended June 30, 2023, which represents interest earned on cash balances. The amounts were higher in the three months ended June 30, 2024 mainly due to higher cash balances resulting from the $36.6 million financing that closed in escrow on October 19, 2023, and $23.0 million financing that closed on February 9, 2024.

Interest expense on Debentures was $311,288 in the three months ended June 30, 2024, compared to $305,533 in the three months ended June 30, 2023. The 2020 Debentures and 2022 Debentures bear interest of 8.5% and 10%, respectively, per annum and are payable, with a combination of cash and common shares of the Company, on June 30 and December 31.

The fair value of the Debentures on June 30, 2024 was $42,180,198 compared to $39,375,698 on March 31, 2024. The increase in the fair value of the Debentures resulted in a fair value loss of $2,856,776 included in the statement of loss and a fair value gain attributable to the change in credit risk of $52,276 included in other comprehensive income (loss). During the three months ended June 30, 2023, the fair value gain on Debentures was $5,176,918, consisting of a fair value gain of $5,192,441 included in the statement of loss and a fair value loss attributable to the change in credit risk of $15,523 included in other comprehensive income (loss). The Company’s Debentures are classified as measured at fair value through profit and loss. In accordance with IFRS 9 – Financial Instruments, the part of a fair value change due to an entity’s own credit risk is presented in other comprehensive income (loss). As at June 30, 2024, the discount on the 2020 Debentures is assumed to be 0%, as it is assumed that the 2020 Debentures can be converted immediately and sold at the fair market value of the convertible shares, with no additional discount, resulting in an increase in the fair value of the 2020 Debentures during the period. As of June 30, 2024, the time to maturity of the 2020 Debentures and 2022 Debentures was 1.1 and 3.4 years, respectively.

Foreign exchange losses were $38,579 in the three months ended June 30, 2024, compared to losses of $52,822 in the three months ended June 30, 2023, and mainly relates to exchange movements on working capital in United States dollars held by the Company. The foreign exchange losses were primarily due to an increase in US dollar denominated accounts payable translated with a stronger US dollar compared to the Canadian dollar during the period.

Other income was $27,322 in the three months ended June 30, 2024, compared to $nil in the three months ended June 30, 2023. This relates to a small amount of rental income earned from the Company’s operations in the US, which were acquired as part of the Merger.

The Company records a deferred tax recovery or expense which is comprised of a recovery on losses recognized in the period and, when applicable, the release of flow-through share premium liability which is offset by the renunciation of flow-through share expenditures to shareholders. In the three months ended June 30, 2024, this resulted in an expense of $168,253, compared to a recovery of $481,579 in the three months ended June 30, 2023. The difference is mainly due to lower percentage of the renunciation of flow-through expenditure during the three months ended June 30, 2024.

Six months ended June 30, 2024

During the six months ended June 30, 2024, the Company recorded a net loss of $10,789,271, compared to a net loss of $1,331,324 in the six months ended June 30, 2023. Included in the net loss for the six months ended June 30, 2024, is a $126,499 loss from discontinued operations relating to the Argentina reporting segment. The main driver of the difference between the two periods is a $6,317,088 increase in the fair value on the Debentures. Other factors causing the increase in loss between the two periods includes a $1,263,499 increase in administrative salaries, contractor and director fees and a $1,021,949 increase in professional and consultant fees, partially offset by an increase of $774,149 in interest income during the six months ended June 30, 2024, as further described below.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

General and administrative costs

Share-based compensation was $2,231,325 in the six months ended June 30, 2024, compared to $2,225,453 in the six months ended June 30, 2023.

Administrative salaries, contractor and directors’ fees at $1,873,115 for the six months ended June 30, 2024, increased from $609,616 during the prior period due to the inclusion of salaries and contractor fees for the expanded management team subsequent to the Merger.

Investor relations expenses were $450,660 for the six months ended June 30, 2024, compared to $215,753 in the six months ended June 30, 2023 and related primarily to costs incurred in communicating with existing and potential shareholders, conferences and marketing. The costs were higher in the six months ended June 30, 2024 due to increased industry conference attendance and marketing expenses subsequent to the completion of the Merger.

Office and administrative expenses were $405,985 for the six months ended June 30, 2024 compared to $99,424 in the six months ended June 30, 2023, and normally consist of office operating costs and other general administrative costs. The increase in the six months ended June 30, 2024 is mainly a result of additional expenses from multiple offices subsequent to the Merger.

Professional fees were $1,360,712 for the six months ended June 30, 2024, compared to $338,763 for the six months ended June 30, 2023. Professional fees normally consist of legal fees related to the Company’s business activities, as well as audit, accounting and tax fees related to regulatory filings. Professional fees were higher in the six months ended June 30, 2024 mainly due to amortization of advisory services contracted by Consolidated Uranium in 2023 and increased legal fees and business development activities subsequent to the Merger.

Travel expenses were $263,750 for the six months ended June 30, 2024, compared to $79,933 in the six months ended June 30, 2023. Travel expenses relate to general corporate activities and amounts vary depending on projects and activities being undertaken.

Public company costs were $260,954 for the six months ended June 30, 2024, compared to $190,588 for the six months ended June 30, 2023, and consisted primarily of costs associated with the Company’s continuous disclosure obligations, listing fees, directors and officers insurance, transfer agent costs, press releases and other shareholder communications. The increase in costs during the six months ended June 30, 2024 was mainly due to higher listing fees due to the Company’s increased market capitalization compared to the previous period and higher shareholder meeting costs.

Other items

The Company recorded interest income of $1,050,077 in the six months ended June 30, 2024, compared to $275,928 in the six months ended June 30, 2023, which represents interest earned on cash balances. The amounts were higher in the six months ended June 30, 2024 for similar reasons discussed above for the three months ended June 30, 2024.

Interest expense on Debentures was $618,095 in the six months ended June 30, 2024, compared to $613,250 in the six months ended June 30, 2023.

The fair value of the Debentures on June 30, 2024 was $42,180,198 compared to $37,448,241 on December 31, 2023. The increase in the fair value of the Debentures consists of a fair value loss of $4,755,860 included in the statement of loss and a fair value gain attributable to the change in credit risk of $23,903 included in other comprehensive income (loss). During the six months ended June 30, 2023, the fair value change on the Debentures consisted of a fair value gain of $1,561,228 included in the statement of loss and a fair value loss attributable to the change in credit risk of $88,073 included in other comprehensive income (loss).

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

Foreign exchange gains were $12,534 in the six months ended June 30, 2024, compared to losses of $53,732 in the six months ended June 30, 2023, and mainly relates to exchange movements on United States dollars held by the Company.

Other income was $46,702 in the six months ended June 30, 2024, compared to $nil in the three months ended June 30, 2023. This relates to a small amount of rental income earned from the Company’s operations in the US, which were acquired as part of the Merger.

The Company records a deferred tax recovery or expense which is comprised of a recovery on losses recognized in the period and, when applicable, the release of flow-through share premium liability which is offset by the renunciation of flow-through share expenditures to shareholders. In the six months ended June 30, 2024, this resulted in a recovery of $656,927, compared to a recovery of $514,424 in the six months ended June 30, 2023. The difference is mainly due to lower percentage of the renunciation of flow-through expenditure during the six months ended June 30, 2024.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s Interim and Annual Financial Statements prepared in accordance with IFRS. The information below should be read in conjunction with the Company’s Interim and Annual Financial Statements for each of the past seven quarters.

Consistent with the preparation and presentation of the Annual Financial Statements, these unaudited quarterly results are presented in Canadian dollars.

	Jun. 30, 2024	Mar. 31, 2024	Dec. 31, 2023	Sep. 30, 2023
Revenue	Nil	Nil	Nil	Nil
Net (loss) income	$(6,059,293)	$(4,729,978)	$4,630,838	$(21,988,054)
Net (loss) income per share:
Basic	$(0.03)	$(0.03)	$0.04	$(0.20)
Diluted	$(0.03)	$(0.03)	$(0.02)	$(0.20)
Loss from discontinued operations (1)	$(55,133)	$(71,366)	Nil	Nil
Loss from discontinued operations per share – basic and diluted (1)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

	Jun. 30, 2023	Mar. 31, 2023	Dec 31, 2022	Sep. 30, 2022
Revenue	Nil	Nil	Nil	Nil
Net income (loss)	$3,568,387	$(4,899,711)	$4,708,816	$(10,818,309)
Net income (loss) per share:
Basic	$0.03	$(0.04)	$0.04	$(0.10)
Diluted	$(0.01)	$(0.04)	$(0.02)	$(0.10)
Loss from discontinued operations (1)	Nil	Nil	Nil	Nil
Loss from discontinued operations per share – basic and diluted (1)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

(1)	Losses from discontinued operations all relates to the Argentina reporting segment, as further described above in “Year-to-date 2024 Highlights”.

IsoEnergy does not derive any revenue from its operations. Its primary focus is the acquisition, exploration and development of mineral properties. As a result, the income (loss) per period has fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable. In the third quarter of 2020, the Company issued the 2020 Debentures and in the fourth quarter of 2022 the 2022 Debentures, both of which are accounted for as measured at fair value through profit and loss, which has resulted in a gain on the revaluation of the Debentures in the three months ended December 31, 2022 , three months ended June 30, 2023, and three months ended December 31, 2023 and losses in every other period.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

LIQUIDITY AND CAPITAL RESOURCES

IsoEnergy has no revenue-producing operations, earns only minimal interest income on cash, and is expected to have recurring operating losses. As at June 30, 2024, the Company had an accumulated deficit of $71,199,426.

During the six months ended June 30, 2024, the Company utilized cash on hand to invest $7,879,037 (net of accounts payable) in exploration and evaluation assets, $572,336 in the acquisition of exploration and evaluation assets, $4,968,802 for expenditure on its corporate activities, including movements in working capital, paid $451,671 to settle the semi-annual interest due on its Debentures and spent $821,771 to purchase common shares and warrants in Premier American Uranium.

During the six months ended June 30, 2024, the Company received $21,297,556 in net proceeds from a brokered “bought deal” private placement of 3,680,000 flow through common shares at a price of $6.25 per share, received $2,441,684 from the exercise of stock options and $3,627,474 from the exercise of warrants.

As at the date of this MD&A, the Company has approximately $45.1 million in cash, $30.8 million in marketable securities and $72.8 million in working capital.

The Company’s working capital balance is sufficient to fund the Company’s currently planned exploration activities at its properties for at least the next year, while maintaining current corporate capacity, which includes wages, consulting fees, professional fees, costs associated with the Company’s offices and fees and expenditures required to maintain all of its tenements.

The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

Management will determine whether to accept any offer to finance, weighing such factors as the financing terms, the results of exploration, the Company’s share price at the time and current market conditions, among others. Circumstances that could impair the Company’s ability to raise additional funds include general economic conditions, the price of uranium and certain other factors set forth under “Risk Factors” below and above under “Industry and Economic Factors that May Affect the Business”. A failure to obtain financing as and when required, could require the Company to reduce its exploration and corporate activity levels.

The Company raised $18.5 million in financing on December 6, 2022, including $5 million from the issuance of “flow through” common shares. The proceeds from the flow-through component of the financing were to be used to incur "Canadian exploration expenses" as defined in subsection 66.1(6) of the Income Tax Act and "flow through mining expenditures" as defined in subsection 127(9) of the Income Tax Act. The net proceeds of the remainder of the financing were to be used for further exploration and development of the Company’s Athabasca properties and for general corporate purposes. In 2023, the Company incurred $11.7 million of net exploration spending primarily on its exploration properties in the Athabasca Basin, funded from the $18.5 million of proceeds from the financing, including $5,029,000 million which was funded from the proceeds of the flow-through component of the financing. The remainder of the $18.5 million in proceeds were used for general corporate purposes in 2023.

On December 6, 2023, the Company received the proceeds from a $36.6 million financing initially closed in escrow on October 19, 2023. The net proceeds of the financing were to be used to advance exploration and development of the Company’s uranium assets, as well as for working capital and general corporate purposes. On February 9, 2024, the Company closed a brokered “bought deal” private placement of 3,680,000 “flow through” common shares at a price of $6.25 per share for gross proceeds of $23 million. The proceeds from the flow-through financing are required to be spent on eligible “Canadian exploration expenses” that will qualify as “flow-through critical mineral mining expenditures” (in each case as defined in the Income Tax Act (Canada)) by December 31, 2025. In the six months ended June 30, 2024, the proceeds of these two financings have been used to fund $7.4 million in exploration and evaluation activities, $6.8 million of which was eligible exploration expenditures funded from the February 2024 Private Placement and the remainder from the December 6, 2023 proceeds. The remainder of the Company’s development, corporate and working capital requirements were funded from the December 6, 2023 proceeds.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

The Company’s properties are in good standing with the applicable governmental authority and the Company does not have any contractually imposed expenditure requirements.

The Company has not paid any dividends and management does not expect that this will change in the near future.

Working capital is mainly held in cash and marketable securities, both of which are highly liquid.

COMMITMENTS AND CONTINGENCIES

Contingent payment obligations

The Company assumed Consolidated Uranium’s obligation to make a contingent payment of $500,000 related to the acquisition of the West Newcastle Range, Teddy Mountain and Ardmore East Projects, if either of the following milestones are met within eight years:

•	a National Instrument 43-101 compliant mineral resource estimate for the West Newcastle Range and Teddy Mountain Projects is prepared where the mineral resource estimate is greater than or equal to 6.0 million pounds of U₃O₈; or

•	with respect to the Ardmore East Project the mineral resources estimate is greater than or equal to 6.0 million pounds of U₃O₈ equivalent.

Royalties

In addition to applicable federal, provincial/state and municipal severance taxes, duties and royalties, the Company’s exploration and evaluation properties are subject to certain royalties, which may nor not be payable in future, depending on whether revenue is derived from the claims or leases to which these royalties are applicable.

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

OUTSTANDING SHARE DATA

The authorized capital of IsoEnergy consists of an unlimited number of common shares. As of August 1, 2024, there were 178,731,980 common shares and 14,590,437 stock options outstanding, each stock option entitling the holder to purchase one common share of IsoEnergy. As of the date hereof, the Company does not have any warrants outstanding.

In August 2020, the Company issued the 2020 Debentures with an 8.5% coupon and a five year term, which are convertible at $0.88 per share and in December 2022, the Company issued the 2022 Debentures with a 10% coupon and a five year term, which are convertible at $4.33 per share.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

Stock options outstanding as at August 1, 2024, and the range of exercise prices thereof are set forth below:

Range of exercise prices	Number of options	Weighted average exercise price	Number of options exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
$0.38 - $2.61	3,031,998	1.64	2,607,831	1.48	2.2
$2.62 - $3.11	2,368,177	2.92	1,957,344	2.92	2.7
$3.12 - $3.81	3,154,958	3.45	2,698,291	3.44	3.3
$3.82 - $4.12	2,210,000	3.99	2,210,000	3.99	2.4
$4.13 - $4.54	2,442,686	4.14	1,081,228	4.15	3.9
$4.55 - $5.10	1,382,618	5.00	1,382,618	5.00	2.2
	14,590,437	3.33	11,937,312	3.27	2.8

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at June 30, 2024 or as at the date hereof.

TRANSACTIONS WITH RELATED PARTIES

NexGen is a related party of the Company due to its ownership in the Company and the overlapping members of the Board of Directors between NexGen and the Company. Certain of the Company’s key management personnel and directors are or were also directors and/or executives of Atha Energy Corp. (“Atha Energy”) through its acquisition of Latitude Uranium Inc. (“Latitude Uranium”), Premier American Uranium and Green Shift Commodities Ltd. (“Green Shift”), which are also related parties.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and senior corporate executives.

Remuneration attributed to key management personnel is summarized as follows:

Six months ended June 30, 2024	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income (loss)	$898,180	$1,673,388	$2,571,568
Capitalized to exploration and evaluation assets	153,192	144,892	298,084
	$1,051,372	$1,818,280	$2,869,652

Six months ended June 30, 2023	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income (loss)	$408,322	$1,951,745	$2,360,067
Capitalized to exploration and evaluation assets	118,641	324,458	443,099
	$526,963	$2,276,203	$2,803,166

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

As of June 30, 2024:

•	$211 (2023: $5,671) was included in accounts payable and accrued liabilities owing to related companies and directors and officers; and

•	$63,387 (2023: Nil) due from related companies was included in accounts receivable.

During the six months ended June 30, 2024, the Company:

•	reimbursed NexGen $16,016 (2023: $14,481) for use of NexGen’s office space; and

•	received $8,502 (2023: Nil) from Latitude Uranium (now acquired by Atha Energy) and Green Shift for equipment rentals and as reimbursement for office expenses and salaries.

On February 9, 2024, NexGen’s shareholding in the Company was diluted from 33.8% to 33.1% as a result of the issuance of 3,680,000 flow through common shares of the Company pursuant to the February 2024 Private Placement. NexGen did not participate in this financing.

On December 5, 2023, NexGen’s shareholding in the Company was diluted from 49.3% to 33.6% as a result of the completion of the Merger. NexGen concurrently acquired 3,333,350 of the 8,134,500 common shares of the Company issued pursuant to a private placement to maintain its post-Merger pro-rata interest.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Interim Financial Statements were prepared in accordance with IFRS and its interpretations adopted by the IASB and follow the same accounting policies and methods as described in note 5 to the Company’s Annual Financial Statements, except as described below.

Adoption of amendments to IAS 1 – Classification of liabilities as current or non-current

The Company has adopted Classification of Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants – Amendments to IAS 1, as issued in 2020 and 2022. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. The amendments clarify certain requirements for determining whether a liability should be classified as current or non-current and requires new disclosures for non-current liabilities that are subject to covenants withing 12 months after the reporting period. This resulted in a change of accounting policy for the classification of liabilities that can be settled in the Company’s common shares. Previously, the Company did not take the conversion options of the counterparty to the Company’s convertible debentures into account when classifying the convertible debentures as current or non-current.

Under the revised policy, when a liability includes a counterparty conversion option that may be settled in the Company’s common shares, the Company takes into account the conversion option in classifying the liability as current or non-current, except when it is classified as an equity component of a compound instrument. The Company has reclassified its convertible debentures from non-current to current in the comparative period in accordance with the retrospective application of the change in accounting policy.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

CAPITAL MANAGEMENT AND RESOURCES

The Company manages its capital structure, defined as total equity plus debt, and adjusts it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not impose quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all types of funding alternatives, including equity, debt and other means and is dependent on third party financing. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such the Company, has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivable, marketable securities, accounts payable, accrued liabilities, lease liability and convertible debentures.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

The Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss, except the change in fair value that is attributable to change in credit risk is presented in other comprehensive income (loss). The Debentures are classified as Level 2.

The marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive income (loss). The marketable securities are Level 1 and Level 2.

Financial instrument risk exposure

As at June 30, 2024, the Company’s financial instrument risk exposure and the impact thereof on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at June 30, 2024, the Company has cash on deposit with large Canadian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents is held at one financial institution. Management believes the risk of loss to be remote.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

The Company’s accounts receivable mostly consists of input tax credits receivable from the Governments of Canada, Australia and Argentina and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet its obligations under financial instruments. The Company manages liquidity risk by maintaining sufficient cash balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. As at June 30, 2024, the Company had a working capital balance of $63,950,892, including cash of $49,120,873.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows from a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of June 30, 2024. The interest on the Debentures is fixed and not subject to market fluctuations.

(ii)	Foreign Currency Risk

The functional currency of the Company is the Canadian dollar. Certain of the Company’s subsidiaries use the US dollar and Australian dollar as functional currencies. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar and Australian dollar denominated cash, US dollar and Australian dollar accounts receivable, US dollar and Australian dollar accounts payable and accrued liabilities and the Debentures. The Company maintains Canadian, US and Australian dollar bank accounts.

The Company is exposed to foreign exchange risk on its US dollar denominated cash, accounts payable and accrued liabilities, accounts receivable and Debentures. At its respective maturity dates, the principal amounts of the Debentures are due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay.

A 5% change in the US dollar exchange rate can result in a net increase or decrease in the Company’s US dollar-based cash, accounts payable and accrued liabilities, accounts receivable and Debentures of $2,178,641 that would flow through the consolidated statement of loss and comprehensive income (loss).

The Company is also exposed to foreign exchange risk on its Australian dollar denominated cash, accounts payable and accrued liabilities, and accounts receivable. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/Australian dollar exchange rate that may impact on its operating results.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

A 5% change is the Australian dollar can increase or decrease the value of the Company’s Australian dollar-based cash, accounts payable and accrued liabilities, accounts receivable and marketable securities by $3,397 that would flow through other comprehensive income (loss).

(iii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact of movements in individual equity prices or general movements in the level of the stock market on the Company’s financial performance. Commodity price risk is defined as the potential adverse impact of commodity price movements and volatilities on financial performance and economic value. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the commodity prices of uranium, individual equity movements, and the stock market. The Company holds marketable securities which are subject to equity price risk.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration and development of mineral properties. For a comprehensive list of the risks and uncertainties facing the Company, please see Risk Factors in the Company’s AIF and the Industry and Economic Factors that May Affect the Business included above in the Overall Performance section of this MD&A. These are not the only risks and uncertainties that IsoEnergy faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

SEGMENT INFORMATION

The Company has one operating segment, being the acquisition, exploration and development of uranium properties. The Company’s non-current assets are in four countries: Canada, the United States, Australia and Argentina, with the corporate office in Canada. Segmented disclosure and Company-wide information is as follows.

As at June 30, 2024	Canada	United States	Australia	Argentina	Total
Current assets	$67,621,126	$366,518	$53,942	$8,253,878	$76,295,464
Property and equipment	800,188	14,686,797	-	-	15,486,985
Exploration and evaluation assets	126,094,689	131,367,578	25,383,357	-	282,845,624
Other non-current assets	-	2,201,389	421,485	-	2,622,874
Total assets	$194,516,003	$148,622,282	$25,858,784	$8,253,878	$377,250,947
Total liabilities	$50,045,480	$1,549,602	$591,747	$72,132	$52,258,961

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

As at December 31, 2023	Canada	United States	Australia	Argentina	Total
Current assets	$54,870,978	$121,165	$204,483	$64,583	$55,261,209
Property and equipment	821,393	13,734,657	-	82,578	14,638,628
Exploration and evaluation assets	117,493,997	124,891,434	24,828,886	7,542,021	274,756,338
Other non-current assets	-	2,126,562	415,485	-	2,542,047
Total assets	$173,186,368	$140,873,818	$25,448,854	$7,689,182	$347,198,222
Total liabilities	$41,975,945	$1,447,617	$733,368	$20,735	$44,177,665

Three months ended June 30, 2024	Canada	United States	Australia	Argentina	Total
Share-based compensation	$1,054,796	$-	$-	$-	$1,054,796
Administrative salaries, contractor and director fees	755,559	17,469	29,050	-	802,078
Investor relations	244,021	-	-	-	244,021
Office and administrative	152,732	24,088	7,704	-	184,524
Professional and consultant fees	611,276	90,564	-	-	701,840
Travel	116,108	-	1,578	-	117,686
Public company costs	94,788	-	-	-	94,788
Total general and administrative expenditure	$3,029,280	$132,121	$38,332	$-	$3,199,733

Six months ended June 30, 2024	Canada	United States	Australia	Argentina	Total
Share-based compensation	$2,231,325	$-	$-	$-	$2,231,325
Administrative salaries, contractor and director fees	1,794,697	37,222	41,196	-	1,873,115
Investor relations	450,660	-	-	-	450,660
Office and administrative	319,671	69,335	16,979	-	405,985
Professional and consultant fees	1,101,572	259,140	-	-	1,360,712
Travel	259,900	-	3,850	-	263,750
Public company costs	260,954	-	-	-	260,954
Total general and administrative expenditure	$6,418,779	$365,697	$62,025	$-	$6,846,501

All general and administrative expenditures incurred in the three and six months ended June 30, 2023 related to the Canada reporting segment.

All assets and liabilities associated with the Argentina reporting segment are classified as a held for sale disposal group. All income and expenses associated with the Argentina reporting segment are classified as discontinued operations.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Additional disclosure concerning IsoEnergy’s general and administrative expenses and exploration and evaluation expenses and assets is set forth above under “Results of Operations” and in the Company’s statement of loss and comprehensive loss contained in its Annual Financial Statements, which is available on IsoEnergy’s website or on its profile at www.sedarplus.ca.

NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” (also referred to as “forward-looking information”) within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities, anticipated results from planned exploration work and the Company’s anticipated use of such exploration results; the Company’s intention to begin reopening the Tony M underground and the anticipated restart of production from the Tony M Mine. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Statements relating to “mineral resources” may also be deemed forward-looking information as they involve estimates of the mineralization that will be encountered if a mineral deposit is developed and mined.

Such forward-looking information and statements are based on numerous assumptions, including material assumptions and estimates related to the below factors that, while the Company considers them reasonable as of the date of this MD&A, they are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such assumptions include among others, that the results of planned exploration activities are completed as anticipated, that the results of the planned exploration activities are as anticipated, the anticipated cost of planned exploration activities, that the Company will be able to execute its strategy as expected, that new mining techniques will have beneficial applications as expected and be available for use by the Company, continued engagement and collaboration with the communities and stakeholders the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, including the price of uranium, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves, resources may not be converted to reserves, the limited operating history of the Company, the influence of a large shareholder, alternative sources of energy and uranium prices, aboriginal title and consultation issues, reliance on key management and other personnel, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals and the risk factors with respect to the Company set out in the Annual Information Form and the Company’s other filings with the Canadian securities regulators and available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca.

ISOENERGY LTD.
For the three and six months ended June 30, 2024 and 2023

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.  The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

APPROVAL

The Audit Committee and the Board of IsoEnergy have approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company’s profile SEDAR+ website at www.sedarplus.ca or by contacting one of the corporate offices, located at Suite 200 – 475 2nd Avenue S, Saskatoon, Saskatchewan, S7K 1P4 and 217 Queen St. West, Suite 303, Toronto, Ontario, M5V 0P5.